KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691- 3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC
ACCOUNTING FIRM

To the Shareholders and Directors of Endeavour Silver Corp.

We have audited the accompanying consolidated financial statements of Endeavour Silver Corp., which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Endeavour Silver Corp.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Endeavour Silver Corp. as at December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Endeavour Silver Corp.’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 4, 2015 expressed an adverse opinion on the effectiveness of Endeavour Silver Corp.’s internal control over financial reporting.

//s// KPMG LLP

Chartered Accountants

March 4, 2015
Vancouver, Canada

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691- 3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED P
UBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Endeavour Silver Corp.

We have audited Endeavour Silver Corp.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Endeavour Silver Corp.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report titled “Management’s Report on Internal Controls over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Endeavour Silver Corp.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to Endeavour Silver Corp.’s ineffective management review of the recording of the impairment of long-lived assets and related financial statement disclosures, specifically related to the circular impact on deferred income taxes, has been identified and included in management’s assessment.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Endeavour Silver Corp. as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for the years then ended. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2014 consolidated financial statements, and this report does not affect our report dated March 4, 2015, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, Endeavour Silver Corp. has not maintained effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We do not express an opinion or any other form of assurance on management’s statements referring to corrective actions taken after December 31, 2014, relative to the aforementioned material weakness in internal control over financial reporting.

//s// KPMG LLP

Chartered Accountants

March 4, 2015
Vancouver, Canada